Exhibit 99.1

press release

ArcelorMittal announces publication of its 2020 half-year report
31 July 2020, 21:30 CET

ArcelorMittal has today published its half-year report for the six-month period ended 30 June 2020.

The report is available on http://corporate.arcelormittal.com/ under Investors > Financial reports > Half-year reports, and on the electronic database of the Luxembourg Stock Exchange (www.bourse.lu/).

The report has also been filed on Form 6-K with the U.S. Securities and Exchange Commission (SEC) and is available on http://corporate.arcelormittal.com/ under Investors > Financial reports > SEC filings.